Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, APRIL 23 2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target
D-0	53.7	52.4	67.8
A+14	75.0	69.7	81.4

Eagle
D-0	64.0	58.0	74.0
A+14 DOT	74.7	63.8	80.8

Every Bag Counts

American	Mon	MTD*	DOT Standard
	2.50	3.45	2.50

*	DOT claims per 1000 customers

Announcements

•	Announcing the Australia Anyone? Sweepstakes Winner

More than 17,000 people entered for a chance to win two round-trip tickets on Qantas Airways in celebration of our one-year joint business anniversary with Qantas. Lucky winner Jim Salaiz, Fleet Service Clerk, LAX, was surprised by the Qantas joint business team while working on the dock last Sunday evening. “I think it’s great that one of our local folks here in LAX won the sweepstakes because we work so closely with Qantas,” said Lakshman Amaranayaka, Senior Manager, Customer Operations, LAX. “I’ve seen the Qantas A380 aircraft come in and out of LAX and they are pretty spectacular,” said Jim. “I’m looking forward to getting on it.” Check out the surprise in a video feature on new Jetnet.

•	Flight Attendant Language Speaker Openings Now Extended through May 5 for External Applicants

Job postings for several flight attendant language speaker positions, including Japanese, Mandarin, Portuguese, Italian, German and Korean, have been extended and will now remain open for external candidates through May 5. We have already completed our first two flight attendant classes, with a variety of language speakers in each class. Thanks to your referral efforts, our first two classes included our goal number of Korean speakers to support the new DFW-Seoul, South Korea, route which will begin in May. Please continue to encourage any qualified applicants you know to visit aacareers.com to learn more about current openings. We especially need your help identifying Chinese Mandarin and Japanese bilingual speaking applicants to apply. Applicants need to have a right to work in the U.S.

•	The Fleet Service Uniform Tour is Headed Your Way

Fleet Service Clerks now have a chance to check out their new uniforms, get fitted and place their order! Twin Hill will be taking the new uniforms on a fit tour kicking off May 1. Visit new Jetnet to learn more.

oneworld News

From Reuters

IAG Orders Airbus A350s for British Airways

International Airlines Group (IAG) unveiled orders for 18 Airbus A350 long-haul jets for its British Airways arm and said it was in further talks with Airbus and Boeing to secure more planes for fellow oneworld carrier Iberia. IAG said it had placed 18 firm orders for the A350-1000, worth $332 million each at list prices, along with 18 options. British Airways is about to receive the first of 12 Airbus A380 superjumbos. But the A350 deal marks its first European purchase in a more valuable section of the market. The first aircraft for IAG will be delivered in 2018.

Industry News

From USA TODAY

TSA Postpones Allowing Small Knives Back on Planes

The Transportation Security Administration is postponing letting passengers carry small knives back aboard airline flights. After facing strong opposition to the policy change from flight attendants and its own air marshals, the agency said Monday it was delaying the policy change so that the airline industry, passenger advocates and law-enforcement experts could weigh in on what should be allowed on planes. “This timing will enable TSA to incorporate the feedback about the changes to the Prohibited Items List and continue workforce training,” the TSA said in a statement. The Flight Attendants Union Coalition, which represents 90,000 flight attendants and lobbied against the policy change, welcomed the postponement. The group argued that if TSA wants to change the policy, the agency must go through a formal rulemaking process.

From RTT News

Delta 1Q13 Net Profit Slumps

Delta posted a sharp plunge in first-quarter GAAP (Generally Accepted Accounting Principles) net income to $7 million, from $124 million, in the prior-year quarter. Quarterly GAAP net profit included $78 million in special items. Excluding special items, net profit for the quarter stood at $85 million. Delta earned operating revenues of $8.5 billion for the period. For the second quarter, the company projects system capacity to be flat to up 1 percent from last year.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, April 22

Crude oil was $88.76 a barrel, up $0.75 from the previous day.

Jet fuel price was $112.48 a barrel, down $0.14.

Merger Q&A

Q. What is a Plan of Reorganization?

A. A Plan of Reorganization is a document that sets forth the manner in which claims against and equity interests in the Debtors will be treated and discharged, and is the final step in the Chapter 11 emergence process. It is sometimes referred to as the “POR” or the “the Plan.” The plan is premised on the completion of the merger of US Airways and AMR per our announced merger agreement.

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.